Exhibit 99.2

Judbury Investments Pty Limited

Annual Financial Report

For the year ended 30 June 2011

(ABN: 14 122 315 039)

Judbury Investments Pty Limited

For the year ended 30 June 2011

Judbury Investments Pty Limited

Consolidated statement of comprehensive income

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $	2010 $

Operating lease income	4	24,736,336	24,736,336
Operating lease expense	5	(7,770,354)	(7,782,599)
Administrative expense	6	(1,559,028)	(1,171,930)

Results from operating activities		15,406,954	15,781,807

Finance income	9	5,178,540	(2,183,879)
Finance expense	9	(26,413,432)	(24,581,790)
Impairment expense on related party loan	11	(8,700,611)	—

Net finance expense		(29,935,503)	(26,765,669)

Loss before income tax		(14,528,549)	(10,983,862)

Income tax expense	15	(1,887,753)	(1,846,751)

Loss for the year		(16,416,302)	(12,830,613)

Other comprehensive expense

Effective portion of changes in fair value of cash flow hedges		(4,404,758)	(1,760,965)

Other comprehensive expense for the year		(4,404,758)	(1,760,965)

Total comprehensive expense for the year		(20,821,060)	(14,591,578)

The notes on pages 6 to 33 form an integral part of these financial statements.

Judbury Investments Pty Limited

Consolidated statement of financial position

At 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $	2010 $

Assets
Cash and cash equivalents		4,356,144	3,273,037
Trade and other receivables	10	248,416	216,071
Other assets		—	78,706

Total current assets		4,604,560	3,567,814

Aircraft under operating lease	12	172,755,667	180,474,118
Amounts due from related parties	11	52,348,509	50,392,049
Derivatives	19	—	301,632

Total non-current assets		225,104,176	231,167,799

Total assets		229,708,736	234,735,613

Liabilities
Payables	14	705,940	460,620
Deferred lease income		1,571,921	1,368,452
Borrowings	16	9,201,532	8,700,241
Derivatives	19	6,540,270	2,601,425
Other liabilities	17	510,450	242,065

Total current liabilities		18,530,113	13,372,803

Borrowings	16	265,694,305	257,109,466
Derivatives	19	5,908,076	3,856,042

Total non-current liabilities		271,602,381	260,965,508

Total liabilities		290,132,494	274,338,311

Deficiency in net assets		(60,423,758)	(39,602,698)

Equity
Share capital	21	3	3
Reserves	21	(8,713,842)	(4,309,084)
Accumulated losses	21	(51,709,919)	(35,293,617)

Total equity		(60,423,758)	(39,602,698)

The notes on pages 6 to 33 form an integral part of these financial statements.

Judbury Investments Pty Limited

Consolidated statement of changes in equity

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Share capital $	Hedging reserve $	Accumulated losses $

Balance at 1 July 2009	3	(2,548,119)	(22,463,004)

Total recognised income and expense	—	(1,760,965)	(12,830,613)

Balance at 30 June 2010	3	(4,309,084)	(35,293,617)

Total recognised income and expense	—	(4,404,758)	(16,416,302)

Balance at 30 June 2011	3	(8,713,842)	(51,709,919)

The notes on pages 6 to 33 form an integral part of these financial statements.

Judbury Investments Pty Limited

Consolidated statement of cash flows

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $	2010 $

Cash flows from operating activities
Cash receipts from operations		24,939,805	24,776,342
Payments in the course of operations		(1,181,153)	(1,318,053)

Cash provided by operations		23,758,652	23,458,289

Interest received		21,455	12,484
Interest paid		(8,485,789)	(8,955,696)

Net cash provided by operating activities	22	15,294,318	14,515,077

Cash flows from investing activities
Acquisition of loan notes from related party	11	(5,500,000)	(5,387,095)

Net cash used in financing activities		(5,500,000)	(5,387,095)

Cash flows from financing activities
Repayment of bank loans		(8,852,446)	(8,382,539)
Proceeds of advance from related entity	14	141,235	—

Net cash used in financing activities		(8,711,211)	(8,382,539)

Net increase in cash and cash equivalents		1,083,107	745,443

Cash and cash equivalents at beginning of year		3,273,037	2,527,594

Cash and cash equivalents at end of year		4,356,144	3,273,037

The notes on pages 6 to 33 form an integral part of these financial statements.

Judbury Investments Pty Limited

Notes to the financial statements

1	Reporting entity

Judbury Investments Pty Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is c/o TMF Corporate Services (Aust) Pty Limited, Level 16, 201 Elizabeth Street, Sydney, NSW 2000. The consolidated financial statements comprise the Company and its subsidiaries (together the “Group”). The Group is involved in the leasing of commercial aircraft.

2	Basis of preparation

(a)	Statement of compliance

The financial report has been prepared in accordance with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

(b)	Basis of measurement

The financial statements have been prepared on the historical cost basis, except derivative financial instruments which are measured at fair value. Refer to note 3 (k) for the method used to measure fair value.

(c)	Functional and presentation currency

These financial statements are presented in United States dollars, which is also the Company’s and Group’s functional currency.

(d)	Basis of consolidation

The consolidated financial statements include the results of the Company and its subsidiary undertakings.

Subsidiaries are entities controlled by the Group. Control is defined where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of such entities are consolidated within the Group financial statements until the date control ceases.

(e)	Investments in associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method and are initially recognised at cost, which includes transaction costs. The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that it ceases. Where the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long term investments, is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

2	Basis of preparation (continued)

(f)	Transactions eliminated on consolidation

All inter-company transactions and balances between Group entities are eliminated on consolidation.

Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(g)	Going concern

The directors have considered the adequacy of the Group’s funding, borrowing facilities and cash flow forecasts for at least the next 12 months and are satisfied that the financial statements have been prepared on a going concern basis. This assumes that the Group will continue in operational existence for the foreseeable future.

Net current liabilities

The Group’s net current liability position arises mainly from the recognition in the Statement of financial position of the next 12 months’ bank loan principal repayments as well as $8,112,191 (2010: $3,969,877), representing deferred lease income and derivatives held at fair value which hedge the Group’s exposure to Australian dollar lease revenues and floating interest rates. In accordance with accounting standards, the operating lease income which will satisfy the Group’s current liabilities is not recorded in the Statement of financial position. The Group has generated, and through its non-cancellable lease rental income is forecast to continue to generate, a net positive cash flow each month after meeting all obligations.

Net liabilities

The Group has the ability to capitalise interest on its investor loans at its own discretion until such time as there is sufficient free cash flow to make these payments.

On 29 July 2011, the Company’s shareholders entered into an agreement with FLY Leasing Limited (“FLY”) for the acquisition of the entire share capital of the Company and its related entities Global Aviation Holdings Fund Limited and The Aviation Solutions Unit Trust. The transaction closed on 14 October 2011.

On 14 October 2011, the Company issued a promissory note totalling $45.1 million in favour of FLY. The promissory note does not carry an obligation to pay interest and is repayable by the Company on 31 December 2012. However, FLY concurrently provided the Company with a letter dated 14 October 2011 in which it confirmed its intention to convert the promissory note to equity prior to the due date for any payment of amounts under the note. This letter and a second letter dated 13 February 2012 also provided a commitment by FLY to provide financial support to Judbury to the extent required for Judbury to meet all its financial obligations and liabilities as and when they fall due for a period of at least twelve months from the signing date of these financial statements.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

2	Basis of preparation (continued)

As consideration for the issuance of the promissory note, FLY repaid an equal sum to Keybridge Capital Limited (“Keybridge”) on behalf of the Company in satisfaction of part of the Company’s outstanding balance on its loan from Keybridge. Keybridge, LJCB Holdings Pty Limited and the L. Liberman Family Trust simultaneously waived all remaining amounts due to them in connection with the loans and advances made to the Company.

On 14 October 2011, the Company sold its shares in Global Aviation Holdings Fund Limited and its loan notes issued by GAHF (Ireland) Limited to wholly owned subsidiaries of FLY. Prior to the sale of these loan notes, on 25 July 2011, the Company had agreed to waive deferred interest of $4,374,820 owing to it under loan notes for the period from 1 September 2009 to 31 August 2010, all interest pertaining to prior periods having previously been received or waived.

On 14 October 2011, the Company acquired the entire unit capital of related entity The Aviation Solutions Unit Trust and its trustee, being Commercial Aviation Solutions Australia Pty Limited. Financing for the acquisition was provided by FLY.

(h)	Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

The key judgements that could affect the reported results are those concerning the recoverable amounts, useful lives and residual values of aircraft and the recoverable amounts of loans made to related entities. The Group reviews the estimated recoverable amounts, useful lives and residual values of its aircraft assets regularly and utilises professional appraisers and valuation experts where possible to support estimates. The Group also regularly reviews the recoverable amounts of its loans receivable.

3	Significant accounting policies

The accounting policies set out below have been applied consistently by Group entities.

(a)	Lease classification

Leases where the Group, as lessor, retains substantially all the risks and rewards of ownership are classified as operating leases. Other leases are finance leases and they are presented as a receivable at an amount equal to the net investment in the lease.

The directors have reviewed the leases and determined that they are operating leases in accordance with the criteria under IAS 17 Leases.

(b)	Aircraft under operating lease

Aircraft under operating lease are stated at cost, less accumulated depreciation and any impairment. Cost represents the Group’s acquisition cost, including directly attributable costs capitalised. Depreciation is calculated on a straight-line basis over the asset’s useful life, generally estimated to be 25 years from the date of manufacture, to a residual value.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

Residual values are generally determined by the Group to approximate 12.5% of the manufacturer’s price at the time the aircraft was produced, although the directors may make exceptions to this on a case-by-case basis where a different residual value is determined to be more appropriate. In particular, residual values are likely to be adjusted where an aircraft is no longer in-production. Residual values and useful lives are reviewed by the directors at least annually.

(c)	Impairment of aircraft assets

At each annual reporting date where there are indications of a potential impairment of the Group’s aircraft assets, the recoverable amounts of the Group’s assets will be determined and compared with their carrying amounts.

An asset is considered to be impaired where its carrying value is in excess of its recoverable amount, being the higher of the asset’s fair value less costs to sell and its value in use. Value in use is calculated as the present value of the future cash flows to be derived from the operation of the asset. Future cash flows are discounted using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset.

If recoverable amounts are lower than carrying values, assets are reduced to their recoverable amounts, with the resultant impairment charges being recorded in the statement of comprehensive income. Where a prior impairment loss has decreased or reversed, the carrying amount of the asset may be increased and the impairment loss reversed in the statement of comprehensive income to the extent that the asset is not carried at a higher value than if no impairment loss had been recognised in prior periods.

(d)	Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if evidence indicates that one or more events have had a negative effect on the estimated future cash flows associated with that asset.

An impairment loss in respect of a financial asset is calculated as the difference between its carrying amount and the amount estimated by the directors to be the recoverable amount.

All impairment losses are recognised in the statement of comprehensive income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. Reversals are recognised in the statement of comprehensive income.

(e)	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments and where required under operating lease contracts. Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(f)	Trade receivables

Trade receivables represent amounts due from lessees under operating lease contracts and are recognized initially at fair value plus any directly attributable transaction costs. Where amounts are outstanding from lessees, the Group will provide an allowance for doubtful accounts against these when necessary, based upon expected ability to collect the amounts, taking into consideration the credit quality of the lessee.

(g)	Deferred lease income

Deferred lease income comprises lease income received in advance.

(h)	Operating lease income

The Group recognises operating lease income on a straight-line basis over the term of the underlying lease.

(i)	Effective interest rate

Revenue and expense on financial instruments classified as loans and receivables or financial liabilities at amortised cost, are recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

(j)	Foreign currencies

The financial statements are presented in United States Dollars which is the Group’s functional and presentation currency.

Transactions in foreign currencies are translated into United States Dollars at the exchange rate prevailing at the date of the transaction or at the rates of exchange under related derivative contracts where such contracts exist and to the extent the derivative is considered effective. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the exchange rate prevailing at that date, whilst non-monetary assets and liabilities that are measured at historical cost are translated at the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in other comprehensive income, except for differences on qualifying cash flow hedges which are recognised directly in equity see (k) below. Foreign currency differences are reported on a net basis within Administrative expenses.

(k)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency exposures. Derivatives are recognised initially at fair value. The Group’s derivatives have been classified as cash flow hedges so, to the extent that the hedge is considered effective, movements in fair value are recognised in other comprehensive income and presented in the hedging reserve in equity. The amount recognised in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. The fair value of derivatives are based upon their market price. If the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold terminated or exercised, then hedge accounting is discontinued prospectively.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(l)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST except:

i.	where the amount of GST incurred is not recoverable from the taxation authority, in which case it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii.	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recovered from, or paid to, the taxation authority is classified as operating cash flows.

(m)	Income tax

Income tax expense comprises current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognised in respect of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is recognised at the tax rates that are expected to be applied to temporary differences when they reverse, based on laws which have been enacted or substantially enacted by the reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same tax authority on the same taxable entity.

(n)	Finance income and expense

Finance income comprises interest income on funds invested.

Finance expense comprises interest expense on borrowings. All borrowing costs are recognised in the profit or loss using the effective interest method, refer (i).

(o)	Issued shares

Issued shares are classified as equity.

(p)	Financial guarantees

Financial guarantees are recognised at fair value and subsequently measured at the higher of their initial fair value less cumulative amortisation or the amount that would be recognised under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(q)	Borrowings

Borrowings are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest rate method.

(r)	Adoption of new and revised accounting standards

The following standards and amendments to standards have been adopted by the Group during the year ended 30 June 2011:

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, effective for accounting periods commencing on or after 1 July 2010, clarifies the requirements of the accounting standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The amendments became mandatory for the Group’s 2011 consolidated financial statements and did not impact the Group’s consolidated financial statements.

(s)	New standards and interpretations not yet adopted

The following standards and interpretations have been identified as those which may impact the entity in the period of initial application. They were available for early adoption at 30 June 2011, but have not been applied in preparing the financial statements:

•

Further amendments to International Financial Reporting Standards arising from the Annual Improvements Process affect various IFRSs resulting in minor changes for presentation, disclosure, recognition and measurement purposes. The amendments, which become mandatory for the Group’s 30 June 2012 consolidated financial statements, are not expected to have a significant impact on the financial statements.

•

IFRS 9 Financial Instruments includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 will become mandatory for the Group’s 30 June 2014 consolidated financial statements. The Group has not yet determined the potential effect of the standard.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

4	Operating lease income

	September 30,	September 30,
	2011 $	2010 $

Operating lease income	24,736,336	24,736,336

All income is generated from the lease of commercial jet aircraft to Australian airlines.

5	Operating lease expense

	September 30,	September 30,
	2011 $	2010 $

Aircraft depreciation	7,718,451	7,718,451
Lease management fees	51,903	64,148

	7,770,354	7,782,599

6	Administrative expense

	September 30,	September 30,
	2011 $	2010 $

Audit and non-audit fees	92,746	72,937
Management fees (refer note 23)	487,067	648,950
Legal, professional and other fees	979,215	450,043

	1,559,028	1,171,930

Audit services—KPMG Australia	60,690	54,192

Subsequent to the balance sheet date, the Company incurred fees of $95,360 payable to the auditors of the Group in connection with filing the Group’s financial reports with the US Securities and Exchange Commission.

7	Other information

	September 30,	September 30,
	2011 $	2010 $

The profit / (loss) is arrived at after crediting / (charging):
Directors’ remuneration	—	—

8	Staff numbers and costs

Neither the Group nor the Company had any employees during the year. Management services are provided by Global Aviation Asset Management Pty Limited as trustee for Global Aviation Asset Management Unit Trust (“GAAM”). See note 23 for further details.

Auditor’s remuneration is borne by the Group (refer note 6).

Judbury Investments Pty Limited

Notes to the financial statements (continued)

9	Net finance expense

	September 30,	September 30,
	2011 $	2010 $

Interest expense on:
Bank loans	(8,474,856)	(8,971,276)
Investor loans	(17,786,371)	(15,466,410)

	(26,261,227)	(24,437,686)

Amortisation of debt issue costs	(152,205)	(144,104)

Finance expense	(26,413,432)	(24,581,790)

Interest income, net of waiver	5,178,540	(2,183,879)

Finance income	5,178,540	(2,183,879)

Net finance expense	(21,234,892)	(26,765,669)

On 21 August 2009, the Company agreed to waive deferred and accrued interest of $4,374,820 owing to it on its GAHF (Ireland) Limited loan notes receivable for the period from 1 December 2007 to 31 August 2009.

10	Trade and other receivables

	September 30,	September 30,
	2011 $	2010 $

Trade debtors	248,198	216,071
Other receivables	218	—

	248,416	216,071

11	Amounts due from related parties (refer note 23)

	September 30,	September 30,
	2011 $	2010 $

GAHF (Ireland) Limited loan note principal	52,348,509	46,848,509
GAHF (Ireland) Limited loan note interest	8,700,611	3,543,540
Impairment	(8,700,611)	—

	52,348,509	50,392,049

The Company holds unsecured loan notes receivable from GAHF (Ireland) Limited. The loan notes mature in June 2017 and bear interest at 10%, payable quarterly in arrears. GAHF (Ireland) Limited has the ability to defer payments of interest and principal on these notes at its own discretion until such time as there is sufficient cash flow to make the payments.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

11	Amounts due from related parties (continued)

The Company has recorded an impairment expense of $8,700,611 (2010: nil) against the deferred and accrued interest on its GAHF (Ireland) Limited loan notes.

On 25 July 2011, the Company formally agreed to waive deferred interest of $4,374,820 owing to it for the period from 1 September 2009 to 31 August 2010, all interest pertaining to prior periods having previously been received or waived. This amount was covered by the impairment charge recorded by the Company at 30 June 2011.

On 14 October 2011, the Company sold its entire holding of GAHF (Ireland) Limited loan notes to Opal Holdings Cayman Ltd, a wholly owned subsidiary of FLY Leasing Limited.

12	Aircraft under operating lease

	September 30,	September 30,
	2011 $	2010 $

Gross carrying amount
At beginning of year	214,557,544	214,557,544
Additions	—	—

At end of year	214,557,544	214,557,544

Accumulated depreciation
At beginning of year	(34,083,426)	(26,364,975)
Depreciation expense	(7,718,451)	(7,718,451)

At end of year	(41,801,877)	(34,083,426)

Net book value	172,755,667	180,474,118

See note 16 for details of the security granted over the Group’s aircraft assets.

The directors are satisfied that the carrying value of the aircraft is appropriate.

13	Investments

The Company directly or indirectly owns all the issued shares or units of the entities listed below.

The Company’s subsidiary undertakings, which are established in Australia are:

Subsidiary undertaking	Nature of business	Accounting reference date

Arden Aviation Australia Pty Ltd	Trustee company	30 June
The Cecil Aviation Unit Trust	Holding Entity	30 June
Central Aviation Australia Pty Ltd	Trustee company	30 June
Rushcutters Aviation Australia Pty Ltd	Trustee company	30 June
The Wentworth Aviation Unit Trust	Holding Entity	30 June
The Wellington Aviation Unit Trust	Holding Entity	30 June
Coronet Aviation Australia Pty Ltd	Trustee company	30 June
Shire Aviation Australia Pty Ltd	Trustee company	30 June
The Barcom Aviation Unit Trust	Aircraft leasing	30 June
The Durbar Aviation Unit Trust	Aircraft leasing	30 June

Judbury Investments Pty Limited

Notes to the financial statements (continued)

13	Investments (continued)

The Group’s carrying value of its investment in Global Aviation Holdings Fund Limited, its equity-accounted investee, is zero (2010: zero). The Group’s share of the cumulative losses generated by this investment exceed its cost.

The Group’s share of profit in its equity-accounted investee for the year was zero (2010: $9.46 million, although this was not recognised as it was exceeded by cumulative losses to that date). The Group has not recognised losses of $4.32 million in 2011 since the Group has no obligation in respect of these losses. The Group received no dividends (2010: none) from its investment in its equity-accounted investee. The Group’s equity-accounted investee is not publicly listed and does not therefore have a published price quotation.

Summary financial information for the Group’s equity accounted investee is provided below, not adjusted for the percentage ownership held by the Group:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
$’000s	Reporting Date	Ownership	Total Assets	Total Liabilities	Income	Expenses

2011
Global Aviation Holdings Fund Limited	30 June	33.2%	1,424,749	(1,459,467)	139,199	(152,205)

2010
Global Aviation Holdings Fund Limited	30 June	33.2% from 29 May 2010 28.51% to 28 May 2010	1,504,881	(1,520,979)	167,835	(131,028)

14	Payables

	September 30,	September 30,
	2011 $	2010 $

GST payable	560,243	456,158
Amounts due to related parties (refer note 23)	145,697	4,462

	705,940	460,620

Judbury Investments Pty Limited

Notes to the financial statements (continued)

15	Taxes

	September 30,	September 30,
	2011 $	2010 $
Deferred tax expense	(1,887,753)	(1,846,751)

Total tax expense	(1,887,753)	(1,846,751)

Tax recognised in other comprehensive income

	September 30,	September 30,
Cash flow hedges	2011 $	2010 $

Before tax	(6,292,511)	(3,607,716)
Tax benefit arising on tax consolidation	—	764,436
Tax benefit on movement for year	1,887,753	1,082,315

Net of tax	(4,404,758)	(1,760,965)

Reconciliation of effective tax rate

	September 30,	September 30,
	2011 $	2010 $

Loss for year	(16,416,302)	(12,830,613)
Income tax expense	1,887,753	1,846,751

Loss before tax	(14,528,549)	(10,983,862)

Income tax using the Company’s domestic tax rate of 30%	(4,358,564)	(3,295,159)

Non-deductible expenses	2,433,204	3,854,641
Non-assessable income	—	(1,277,279)
Tax losses for which no deferred tax asset was recognised	14,961,267	563,030
Tax expense arising on tax consolidation	—	3,784,613
Change in unrecognised temporary differences	119,003	25,272
Non assessable foreign exchange movements	(11,267,157)	(1,808,367)

Total tax expense	1,887,753	1,846,751

Judbury Investments Pty Limited

Notes to the financial statements (continued)

15	Taxes (continued)

	September 30,	September 30,	September 30,	September 30,
	Aircraft under operating lease (DTL)	Cash flow hedges (DTA)	Impairment (DTA)	Tax loss carry forwards (DTA)
Movement in deferred tax balances during the year	$	$	$	$

Balance at 30 June 2009	—	—	—	—

Tax consolidation on 1 July 2009	(18,002,421)	764,436	—	14,217,808
Recognised in profit or loss	(4,706,410)	—	—	4,894,932
Recognised in other comprehensive income	—	1,082,315	—	—
Foreign currency movement	1,857,311	—	—	455,059
Deferred tax asset not recognised	—	—	—	(563,030)

Balance at 30 June 2010	(20,851,520)	1,846,751	—	19,004,769

Recognised in profit or loss	(4,334,251)	—	2,610,183	1,893,874
Recognised in other comprehensive income	—	1,887,753	—	—
Foreign currency movement	7,954,409	—	—	4,949,299
Deferred tax asset not recognised	—	—	—	(14,961,267)

Balance at 30 June 2011	(17,231,362)	3,734,504	2,610,183	10,886,675

Unrecognised deferred tax assets

Deferred tax assets of $15,524,297 (2010: $563,030) have not been recognised in respect of tax losses carried forward. The deferred tax assets have not been recognised because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

16	Borrowings

	September 30,	September 30,
	2011	2010
	$	$
Current liabilities:
Bank loans	9,201,532	8,700,241

Non-current liabilities:
Bank loans	129,332,124	138,533,656
Investor loans (refer note 23)	136,362,181	118,575,810

	265,694,305	257,109,466

	274,895,837	265,809,707

Judbury Investments Pty Limited

Notes to the financial statements (continued)

16	Borrowings (continued)

Borrowings analysis

	September 30,	September 30,	September 30,	September 30,
30 June 2011	Within one year	Between 1 and 5 years	Greater than 5 years	Total

Bank loans	9,201,532	103,568,213	25,763,911	138,533,656
Investor loans	—	—	136,362,181	136,362,181

Total	9,201,532	103,568,213	162,126,092	274,895,837

	September 30,	September 30,	September 30,	September 30,
30 June 2010	Within one year	Between 1 and 5 years	Greater than 5 years	Total
Bank loans	8,700,241	107,885,669	30,647,987	147,233,897
Investor loans	—	—	118,575,810	118,575,810

Total	8,700,241	107,885,669	149,223,797	265,809,707

Investor loans

The investor loans were provided to the Company by its shareholders under loan agreements dated 9 November 2007. The loans were provided for the purpose of making investments in specified aviation related businesses. No security was provided in consideration for the investor loans.

The investor loans take the form of A Class and B Class loans, both of which mature in October 2017 and are fully repayable at that time. Payments under the loan agreements are to be made first to the A Class loans and then to the B Class loans.

Interest is payable on the investor loans at 15% per annum annually in arrears on 30 June. To the extent that the Company has insufficient funds to make an interest payment, it has the ability to capitalise the interest on 30 June of each year instead.

Bank of Scotland loans

The Barcom Aviation Unit Trust (“Barcom”), a wholly owned subsidiary of the Company, is party to an umbrella loan agreement with (amongst others) the Bank of Scotland plc (the “Lenders”). Barcom’s borrowings are in the form of senior and junior loans.

Monthly repayments of principal and interest are scheduled on the senior loans whilst monthly repayments of interest are scheduled on the junior loans. The loans mature between November 2012 and February 2014. The weighted average interest rate on the loans is 5.79%.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

16	Borrowings (continued)

In consideration of receipt of the loan, and its derivative contracts, Barcom was obliged to provide security to the Lenders. The security takes the form of a mortgage over the aircraft, assignment of the aircraft operating leases, warranties and insurances and a fixed and floating charge over the units of the Trust, its bank accounts and all other assets.

The umbrella loan agreement provides that this collateral acts as security for the loans made by the Lenders to finance the aircraft owned by Barcom and the aircraft owned by related entities Baker & Spice Aviation Limited and The Aviation Solutions Unit Trust. Barcom’s liability is also limited to those amounts it recovers pursuant to the sale of its aircraft or from its operating lease agreements or as proceeds from the enforcement of the security granted to the Lenders.

The Lenders only have recourse to the unsecured assets of Barcom where Barcom has failed to comply with certain operational covenants (such as those relating to proper management, no change of business, no imposition of withholding taxes on loan repayments, gross negligence and fraudulent or wilful misconduct).

Alliance and Leicester loans

Under a loan agreement dated 14 November 2007 (as amended and restated) with Alliance and Leicester Commercial Finance plc (“A&L”) The Durbar Aviation Unit Trust (“Durbar”), a wholly owned subsidiary of the Company, borrowed $59.4m (net of issue costs).

Monthly repayments of principal and interest are scheduled on the loans, which mature between May and June 2017. Interest is charged at 1 month U.S. Libor plus a margin. Derivative contracts have however been entered into to effectively fix the interest rate on these loans.

In consideration of receipt of the loan and its derivative contracts, Durbar was obliged to provide security to A&L. The security takes the form of a mortgage over the aircraft, assignment of the aircraft operating leases, warranties and insurances and a fixed and floating charge over the units of the Trust, its bank accounts and all other assets.

The loan agreement provides that this collateral acts as security for the loans and derivative contracts entered into by A&L. Durbar’s liability is also limited to those amounts it recovers pursuant to the sale of its aircraft or from its operating lease agreements or as proceeds from the enforcement of the security granted to A&L.

The Lenders only have recourse to the unsecured assets of Durbar where Durbar has failed to comply with certain operational covenants (such as those relating to proper management; no change of business; no imposition of withholding taxes on loan repayments; gross negligence; and fraudulent or wilful misconduct).

There were no defaults under these loan agreements during the financial year.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

17	Other liabilities

	September 30,	September 30,
	2011	2010
	$	$

Current:
Accrued interest on bank loans	144,179	155,112
Other accruals	366,271	86,953

	510,450	242,065

18	Operating lease minimum lease receipts

The future minimum rentals receivable under non-cancellable operating leases (net of GST), are shown as follows:

	September 30,	September 30,
	2011	2010
	$	$

Less than one year	29,331,485	25,344,072
Between one and five years	55,154,715	66,278,202
More than five years	9,133,048	19,837,000

	93,619,248	111,459,274

The Group has entered into lease agreements denominated in both United States and Australian dollars. For the purposes of the above table, the Australian dollar denominated rentals have been translated into United States dollars based on a forward currency calculation performed using market rates as of the balance sheet date.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

19	Derivatives

	September 30,	September 30,
	2011	2010
	$	$
Assets
Non-current	—	301,632

Liabilities
Current	(6,540,270)	(2,601,425)
Non-current	(5,908,076)	(3,856,042)

Total liabilities	(12,448,346)	(6,457,467)

Total derivatives liability, net	(12,448,346)	(6,155,835)

The Group has entered into derivative financial instruments to hedge its exposure to Australian dollar lease revenues and to floating rate debt used to finance aircraft which are subject to fixed rate operating leases. Derivatives are recognised at fair value and have been designated as cash flow hedges.

These financial instruments have been designated as effective hedges. As such, the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred is recognised in other comprehensive income and presented in the hedging reserve in equity, net of deferred tax benefits (refer note 21).

The Group’s derivative obligations are secured by the security package set out in note 16.

20	Financial instruments and associated risks

The Group has exposure to the following risks:

•	credit risk;

•	liquidity risk; and

•	market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from airline customers, its receivable from related entity GAHF (Ireland) Limited, and from financial institutions under its derivative contracts. The Group has two derivative counterparties, both of which are UK based financial institutions.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

The Group operates as a supplier to airlines. The airline industry is cyclical, economically sensitive and highly competitive. A key determinant of the Group’s success is the financial strength of its customers and their ability to react to and cope with the competitive environment in which they operate. The Group leases all its aircraft to one customer, located in Australia.

If the customer experiences financial difficulties this may result in default or the early termination of the lease. The Group mitigates this risk by comprehensive credit reviews of customers both prior to and during the course of a lease. The Group also regularly reviews the credit ratings of its derivative counterparties.

The Group has recorded an impairment charge on interest receivable on its loan to GAHF (Ireland) Limited as disclosed in note 11. Otherwise, the carrying amount of financial assets as presented on the statement of financial position represents the Group’s maximum exposure to credit risk as at the balance date.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group actively manages its cash position to ensure that it has sufficient cash on demand to meet expected operational expenses for the current month, including the servicing of financial obligations. The Group generates, and through its non-cancellable lease rental income is forecast to continue to generate, a positive cash flow each month after meeting all obligations. The Group has the ability to capitalise interest on the investor loan notes at its own discretion until such time as there is sufficient free cash flow to make these payments.

The entire share capital of the Group was acquired on 14 October 2011 and its financing structure was significantly altered as a result. Refer to note 25 for further disclosure in relation thereto.

Group

The table below sets out a maturity analysis of the gross contractual cash flows attaching to the Group’s non-derivative financial liabilities:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Carrying amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Non-derivative financial liabilities:
Payables	706	706	—	—	—	—	706
Borrowings	274,896	3,811	3,864	7,715	112,653	292,128	420,171
Other liabilities	144	144	—	—	—	—	144

	275,746	4,661	3,864	7,715	112,653	292,128	421,021

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Carrying amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Non-derivative financial liabilities:
Payables	461	461	—	—	—	—	461
Borrowings	265,810	3,794	3,881	7,709	123,010	281,719	420,113
Other liabilities	155	155	—	—	—	—	155

	266,426	4,410	3,881	7,709	123,010	281,719	420,729

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross (outflows) and inflows on those derivatives. Where outflows are payable in AUD, the USD equivalents as shown in the table are referenced to the forward exchange curve existing at the reporting date. Where inflows are receivable at floating rates, the amounts have been calculated in accordance with the forward curve as of the reporting date.

Group

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Derivative financial instruments:
Swaps used for hedging:
Undiscounted cash inflows	3,534	3,543	7,108	12,892	943	28,020
Undiscounted cash outflows	(5,281)	(5,215)	(10,240)	(18,837)	(1,010)	(40,583)

	(1,747)	(1,672)	(3,132)	(5,945)	(67)	(12,563)

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Derivative financial instruments:
Swaps used for hedging:
Undiscounted cash inflows	3,558	3,572	7,185	27,254	5,500	47,069
Undiscounted cash outflows	(4,303)	(4,255)	(8,367)	(30,777)	(5,844)	(53,546)

	(745)	(683)	(1,182)	(3,523)	(344)	(6,477)

The derivative financial instruments for which cash flows are shown above are designated as cash flow hedges.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

(i)	Currency risk

The Group is exposed to currency risk on lease rentals receivable, denominated in Australian dollars. These risks have been mitigated by entering into derivative instruments which have effectively fixed the United States dollar amounts receivable over the terms of the underlying aircraft leases.

The Group is exposed to currency risk on cash and working capital balances held in currencies other than the functional currency.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk was as follows:

	September 30,	September 30,
	2011 AUD	2010 AUD

Current assets:
Cash and cash equivalents	349,449	353,072
Trade receivables	148,284	148,284
Other assets	—	67,482

Current liabilities:
Payables	(651,166)	(533,144)
Deferred lease income	(939,133)	(939,133)
Other liabilities	(335,825)	(101,637)

Gross exposure	(1,428,391)	(1,005,076)

The following exchange rates have been applied during the year:

	September 30,	September 30,	September 30,	September 30,
	Average rate		Reporting date spot rate
	2011	2010	2011	2010

AUD	1.0005	0.8829	1.0723	0.8556

Sensitivity analysis

The Group has entered into derivative financial instruments to hedge its material exposures to currency movements. Exchange rate movements will only impact the short-term foreign currency balances disclosed in the table above, and as such, a 1% weakening of the USD against the AUD at the reporting date would decrease profit by approximately $15,316 (2010: $8,599). A 1% strengthening of the USD against the AUD at the reporting date would increase profit by an equal but opposite amount.

(ii)	Interest rate risk

Certain of the Group’s financial assets and liabilities are interest-bearing. Interest-bearing financial assets and interest-bearing financial liabilities mature or re-price in the short term. As a result, the Group is subject to exposure to fair value interest rate risk due to fluctuations in the prevailing levels of market interest rates.

Interest rate profile and fair value of financial assets and financial liabilities

Aircraft lease rental rates have a close relationship with interest rates. Where lease rentals float based on LIBOR, the Group secures floating rate bank debt and where lease rates are fixed, the Group secures fixed rate bank loans or enters into interest rate derivatives to effectively fix the interest rate it pays on its debt.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

The interest rate profile and fair values of the Group’s financial assets and liabilities at 30 June 2011 were (short term debtors and creditors are excluded from the table below in instances where fair value is equivalent to carrying value):

Group

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000

Financial assets:
Financial assets at amortised cost:
Cash and cash equivalents	—	4,356	—	4,356	4,356
Amounts due from related parties	52,349	—	—	52,349	40,446

	52,349	4,356	—	56,705	44,802

Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	227,256	47,640	—	274,896	238,743
Other liabilities	—	—	144	144	144
Financial liabilities at fair value:
Derivatives	—	—	12,448	12,448	12,448

	227,256	47,640	12,592	287,488	251,335

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000

Financial assets:
Financial assets at amortised cost:
Cash and cash equivalents	—	3,273	—	3,273	3,273
Amounts due from related parties	46,848	—	3,544	50,392	35,577
Financial assets at fair value:
Derivatives	—	—	302	302	302

	46,848	3,273	3,846	53,967	39,152

Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	214,541	51,269	—	265,810	226,289
Other liabilities	—	—	155	155	155
Financial liabilities at fair value:
Derivatives	—	—	6,457	6,457	6,457

	214,541	51,269	6,612	272,422	232,901

The fair value of financial assets and financial liabilities have been determined based upon the present values of the expected cash flows deriving from each financial asset or financial liability, discounted at an appropriate discount rate. The fair value of borrowings is sensitive to the discount rate used. A 100bps movement in the discount rate would cause a $2.4 million change in the fair value disclosed above (2010: $2.3 million).

Fair value hierarchy

The Group analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Judbury Investments Pty Limited

Notes to the financial statements (continued)

20	Financial instruments and associated risks (continued)

The fair value of financial instruments entered into by the Group is calculated by reference to current forward market rates for contracts with similar maturity profiles. These financial instruments are defined as being Level 2 and no transfers have been made between any fair value hierarchy levels during the financial year.

Cash flow sensitivity analysis for variable rate instruments

The Group’s liabilities that are subject to variable interest rates have been hedged by derivative financial instruments. As such, any movement in the fair value of the Group’s derivative financial instruments will be recognised in the hedging reserve.

(d)	Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group monitors the return on capital, which the Group defines as the internal rate of return on cash invested.

The Group is not subject to externally imposed financial covenants.

21	Capital and reserves

	September 30,	September 30,
Share capital	2011 $	2010 $

4 ordinary shares of AUD 1 each	3	3

The holders of ordinary shares are entitled to a beneficial interest in the Company in proportion to the number of shares for which they are respectively registered as holders. The two shares held by LJCB Holdings Pty Ltd carry an entitlement to appoint the directors of the Company, whilst the two shares held by Keybridge Capital Limited do not.

	September 30,	September 30,
Reserves	2011 $	2010 $

Accumulated losses	(51,709,919)	(35,293,617)
Hedging reserve, net of tax	(8,713,842)	(4,309,084)

	(60,423,761)	(39,602,701)

Judbury Investments Pty Limited

Notes to the financial statements (continued)

21	Capital and reserves (continued)

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedge transactions that have not yet occurred.

22	Cash and cash equivalents

	September 30,	September 30,
	2011	2010
Reconciliation of cash flows from operating activities with net profit:	$	$

Net loss	(16,416,302)	(12,830,613)

Adjustments for:
Depreciation	7,718,451	7,718,451
Impairment expense	8,700,611	—
Amortisation of debt issue costs	152,205	144,104
Income tax expense	1,887,753	1,846,751

Operating profit before changes in working capital and provisions	2,042,718	(3,121,307)

Change in trade and other receivables	(32,344)	2,196,363
Change in amounts due from related parties	(5,157,071)	(5,577)
Change in other assets	78,706	(20,188)
Change in payables	104,085	17,206
Change in deferred lease income	203,469	40,006
Change in borrowings	17,786,371	15,466,410
Change in other liabilities	268,384	(57,836)

Net cash provided by operating activities	15,294,318	14,515,077

23	Related parties

(a)	Transactions with GAAM

During the financial year, Gregory Woolley was the sole director of each of the Company’s corporate subsidiaries and a director of Global Aviation Asset Management Pty Limited which acts as the trustee of the Global Aviation Asset Management Unit Trust. Mr Woolley had a 100% indirect interest in GAAM up until 6 July 2010 when this interest was sold. During the year ended 30 June 2011, GAAM charged the Group funds management fees totalling $487,067 (2010: $648,950). The Company was not charged funds management fees (2010: nil)

(b)	Balances with related parties

The Company holds an investment in Global Aviation Holdings Fund Limited and thus indirectly in its subsidiaries which include GAHF (Ireland) Limited and Baker & Spice Aviation Limited. The same individuals that own LJCB Holdings Pty Limited, one of the Company’s shareholders, hold an investment in The Aviation Solutions Unit Trust and are also the beneficiaries of the L. Liberman Family Trust. All such entities are therefore considered to be related parties. The Group is party to transactions involving these related parties as disclosed in this note and notes 11, 14 and 16.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

23	Related parties (continued)

Amounts due from related parties

	September 30,	September 30,
	2011	2010
	$	$

GAHF (Ireland) Limited	52,348,509	50,392,049

	52,348,509	50,392,049

These balances represent amounts receivable under loan notes issued to Company by GAHF (Ireland) Limited, as further described in note 11. As at 30 June 2011, the Company has recorded an impairment expense of $8,700,611 (2010: nil) against interest receivable on its GAHF (Ireland) Limited loan notes.

Payables

	September 30,	September 30,
	2011	2010
	$	$

L. Liberman Family Trust	141,235	—
Global Aviation Holdings Fund Limited	4,462	4,462

	145,697	4,462

These balances are trading accounts that have arisen during the course of operations, are not subject to interest and are repayable on demand.

Investor loans

	September 30,	September 30,
	2011	2010
	$	$

Keybridge Capital Limited (A Class loans)	73,910,758	64,270,225
LJCB Holdings Pty Limited (B Class loans)	62,451,423	54,305,585

	136,362,181	118,575,810

Judbury Investments Pty Limited

Notes to the financial statements (continued)

23	Related parties (continued)

These balances represent amounts payable by the Company under loans provided by its shareholders, as further described in note 16.

24	Commitments and contingencies

Due to the nature of its operations, the Group may occasionally become involved in litigation actions. There were no litigation claims during the year or outstanding at the date of this report.

25	Subsequent events

On 29 July 2011, the Company’s shareholders entered into an agreement with FLY Leasing Limited (“FLY”) for the acquisition of the entire share capital of the Company and its related entities Global Aviation Holdings Fund Limited and The Aviation Solutions Unit Trust. The sale closed on 14 October 2011 and upon the closing GAAM was replaced as manager of the Group.

In connection with the sale, the Company entered into a series of transactions to give effect to the acquirer’s new group structure:

On 14 October 2011, the Company issued a promissory note totalling $45.1 million in favour of FLY. The promissory note does not carry an obligation to pay interest and is repayable by the Company on 31 December 2012. However, FLY concurrently provided the Company with a letter dated 14 October 2011 in which it confirmed its intention to convert the promissory note to equity prior to the due date for any payment of amounts under the note. This letter and a second letter dated 13 February 2012 also provided a commitment by FLY to provide financial support to Judbury to the extent required for Judbury to meet all its financial obligations and liabilities as and when they fall due for a period of at least twelve months following the signing date of these financial statements.

As consideration for the issuance of the promissory note, FLY repaid an equal sum to Keybridge Capital Limited (“Keybridge”) on behalf of the Company in satisfaction of part of the Company’s outstanding balance on its loan from Keybridge. Keybridge, LJCB Holdings Pty Limited and the L. Liberman Family Trust simultaneously waived all remaining amounts due to them in connection with the loans and advances made to the Company.

On 14 October 2011, the Company sold its shares in Global Aviation Holdings Fund Limited and its loan notes issued by GAHF (Ireland) Limited to wholly owned subsidiaries of FLY. Prior to the sale of these loan notes, on 25 July 2011, the Company had agreed to waive deferred interest of $4,374,820 owing to it under loan notes for the period from 1 September 2009 to 31 August 2010, all interest pertaining to prior periods having previously been received or waived.

On 14 October 2011, the Company acquired the entire unit capital of related entity The Aviation Solutions Unit Trust and its trustee, being Commercial Aviation Solutions Australia Pty Limited. Financing for the acquisition was provided by FLY.

Other than as disclosed, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect significantly the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Judbury Investments Pty Limited

Notes to the financial statements (continued)

26	Approval of financial statements

The director of the Company approved these financial statements on 23 February 2012.

Independent Auditors’ Report

The Board of Directors

Judbury Investments Pty Limited:

We have audited the accompanying consolidated statements of financial position of Judbury Investments Pty Limited and its controlled entities as of June 30, 2011 and 2010 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Judbury Investments Pty Limited and its controlled entities as of June 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 25 on October 14, 2011, Fly Leasing Limited consummated the acquisition of the entire share capital of the Company. The financial statements of the Company do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction

KPMG

Sydney, Australia

February 23, 2012